Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262438

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 9, 2022)

159,207,329 Shares of Common Stock
5,500,000 Warrants to Purchase Shares of Common Stock

This prospectus supplement (this “Prospectus Supplement”) supplements the prospectus dated February 9, 2022 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333- 262438) filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2022 and declared effective by the Commission on February 9, 2022, as amended by Post-Effective Amendment No. 1 to Form S-1 filed with the Commission on March 28, 2022 and declared effective by the Commission on April 1, 2022.

The Prospectus and this Prospectus Supplement relate to the offer by us of, and the resale by Selling Securityholders of: (i) 5,500,000 shares of Common Stock issuable upon the exercise of an aggregate of 5,500,000 warrants held by GM Sponsor II, LLC and HRM Holdings II, LLC, each of which is exercisable at a price of $11.50 per share (the “Private Placement Warrants”), (ii) 9,000,000 shares of Common Stock issuable upon the exercise of an aggregate of 9,000,000 warrants, each of which is exercisable at a price of $11.50 per share (the “Public Warrants”), (iii) 2,475,000 shares of Common Stock issuable upon the exercise of an aggregate of 2,475,000 warrants issued in connection with the funding of certain delayed draw subordinated secured notes, each of which is exercisable at a price of $12.50 per share (the “Delayed Draw Warrants”), (iv) 425,706 shares of Common Stock issuable upon exercise of warrants assumed by us in connection with the business combination transaction (the “Business Combination”) among us, Sunshine Merger Sub I Inc., Sunshine Merger Sub II, LLC and Sonder Operating Inc. (formerly known as Sonder Holdings Inc., “Legacy Sonder”) (the “Assumed Warrants” and together with the Private Placement Warrants, Public Warrants, Delayed Draw Warrants, the “Warrants”), and (v) 20,336 shares of Common Stock issuable upon the exercise of certain outstanding options to purchase Common Stock held by individuals who terminated their employment with Legacy Sonder prior to the Business Combination (the “Former Employee Options”).

The Prospectus and this Prospectus Supplement also relate to the resale from time to time by Selling Securityholders of: (i) 32,216,785 shares of Common Stock purchased at the Business Combination Closing Date by a number of subscribers pursuant to separate subscription agreements (the “PIPE Shares”), (ii) 9,972,715 shares of Common Stock held by GM Sponsor II, LLC, HRM Holdings II, LLC and certain former independent directors, (iii) an aggregate of 68,107,380 shares of Common Stock beneficially owned by certain former stockholders of Legacy Sonder; (iv) up to 7,272,691 shares which are issuable to certain former stockholders of Legacy Sonder upon the achievement of certain trading price targets for our Common Stock (the “Earn Out Shares”); (v) an aggregate of 22,387,448 shares of Common Stock issuable upon exchange of Canada Exchangeable Shares to certain former stockholders of Legacy Sonder; (vi) an aggregate of 1,829,268 shares of Common Stock transferred by Francis Davidson pursuant to a stock transfer agreement dated April 2021; and (vii) 5,500,000 Private Placement Warrants.

We will not receive any of the proceeds from the sale of the securities by the Selling Securityholders. We will receive proceeds from the exercise of the Warrants and Former Employee Options if the Warrants and Former Employee Options are exercised for cash. We will pay the expenses associated with registering the sales by the Selling Securityholders, as described in more detail in the section titled “Use of Proceeds” appearing elsewhere in the Prospectus.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On March 10, 2023, we filed a Current Report on Form 8-K with the Commission. The portion of the text of such Form 8-K that is treated as “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is attached hereto.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus and this Prospectus Supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 18 of the Prospectus.

You should rely only on the information contained in the Prospectus, this Prospectus Supplement or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 10, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 10, 2023

SONDER HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware		001-39907	85-2097088
(State or other jurisdiction of incorporation)		(Commission File Number)	(I.R.S. Employer Identification No.)

101 15th Street
San Francisco,	California		94103
(Address of principal executive offices)			(Zip Code)
(617) 300-0956
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a–12 under the Exchange Act (17 CFR 240.14a–12)

☐	Pre–commencement communications pursuant to Rule 14d–2(b) under the Exchange Act (17 CFR 240.14d–2(b))

☐	Pre–commencements communications pursuant to Rule 13e–4(c) under the Exchange Act (17 CFR 240.13e–4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SOND	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	SONDW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01     Regulation FD Disclosure
On March 10, 2023, Sonder Holdings Inc. (the “Company”) issued a statement regarding Silicon Valley Bank.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01    Financial Statements and Exhibits

(d)    Exhibits

Exhibit No.	Description
99.1	Press Release Issued March 10, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sonder Holdings Inc.

Date: March 10, 2023	By:	/s/ Phil Rothenberg
	Name:	Phil Rothenberg
	Title:	General Counsel and Secretary

Exhibit 99.1

Sonder Holdings Inc. Issues Statement Regarding Silicon Valley Bank

SAN FRANCISCO, March 10, 2023 - Sonder Holdings Inc. (NASDAQ: SOND; the “Company” or “Sonder”), a leading next-generation hospitality company that is redefining the guest experience through technology and design, issued a statement regarding Silicon Valley Bank.

The Company had $289 million of cash and restricted cash as of December 31, 2022, over half of which is held in a AAA-rated BlackRock money market fund. As of March 9, 2023, the Company had approximately $2 million in an operating cash account and approximately $20 million in deposit accounts with Silicon Valley Bank (SVB).

Sonder also holds a $60 million line of credit facility with SVB issued in the ordinary course of business for the benefit of property owners and other counterparties, of which $13 million is currently utilized in the form of letters of credit.

We continue to actively monitor the evolving situation with SVB and will take appropriate actions as needed.

About Sonder Holdings Inc.

Sonder (NASDAQ: SOND) is revolutionizing hospitality through innovative, tech-enabled service and inspiring, thoughtfully designed accommodations combined into one seamless experience. Launched in 2014 and headquartered in San Francisco, Sonder provides a variety of accommodation options — from spacious rooms to fully-equipped suites and apartments — found in over 40 markets spanning ten countries and three continents. The Sonder app gives guests full control over their stay. Complete with self-service features, simple check-in and 24/7 on-the-ground support, amenities and services at Sonder are just a tap away, making a world of better stays open to all.

To learn more, visit www.sonder.com or follow Sonder on Facebook, Twitter or Instagram.
Download the Sonder app on Apple or Google Play.

Contacts

Media:
press@sonder.com

Investor:
ir@sonder.com